Exhibit 99.1

AGENCIA COMERCIAL SPIRITS LTD ISSUES LETTERS OF AWARD FOR MEP EQUIPMENT SUPPLY AND
INSTALLATION FOR PHASE 1A OF INDONESIA DATA CENTER

TAICHUNG CITY, Taiwan, Sept. 01, 2026 (GLOBE NEWSWIRE) -- Agencia Comercial Spirits Ltd (NASDAQ: AGCC) (“Agencia” or the “Company”), a company whose principal business operations comprise both its established premium whisky business and the development of AI computing infrastructure and cloud-based computing services, today announced that its Indonesian operating subsidiary, PT. AGCC AITECH INDONESIA, has issued two Letters of Award, each dated August 28, 2026, to separate contractors for the supply of mechanical, electrical and plumbing (“MEP”) equipment and related installation works for Phase 1A of the Company’s planned AGCC-JKT01 data center in West Java, Indonesia.

AI Computing Business Development

Since launching its AI Computing Infrastructure Initiative in February 2026, a strategic undertaking now recognized as a co-primary business line, the Company has entered into a series of commercial and infrastructure arrangements supporting this principal business line, including a five-year computing technology services agreement with a customer in the digital financial services sector, power supply and data center land arrangements, and agreements relating to data center construction, network infrastructure procurement and technical support in Indonesia. The two Letters of Award announced today form part of the continuing build-out of this infrastructure. The Company continues to operate its established whisky business as an equally principal, complementary line of business.

The two Letters of Award cover the supply of MEP equipment and the related installation works and have an aggregate reference amount in a range between US$65 million and US$75 million, exclusive of Indonesian value-added tax. Under their terms, each Letter of Award becomes binding upon PT. AGCC AITECH INDONESIA’s receipt of a duly countersigned copy and operates pending execution of the applicable formal contract.

The Letters of Award form part of the Company’s continuing development of its planned AI computing infrastructure and cloud-based computing services in Indonesia. Together with previously announced arrangements relating to data center construction, land, power supply, network infrastructure and technical support, they are intended to support the infrastructure required for the Company’s planned computing deployment.

The Letters of Award are infrastructure procurement and installation arrangements and are not customer revenue contracts. They do not, by themselves, guarantee that the relevant computing infrastructure will be successfully completed or deployed, that contemplated computing capacity will become operational or be fully utilized, that customers will use the Company’s planned AI computing services, or that the Company will generate revenue, profitability or positive cash flow from the project. The Company’s AI computing infrastructure business is a principal business operation that the Company is actively scaling through dedicated capital expenditures, subsidiary structuring and long-term infrastructure contracting.

Management Commentary

“These Letters of Award represent another important step in the continuing build-out of our AI computing infrastructure business, which we are developing alongside our established whisky operations,” said Mr. TSAI Yi-Yang, CEO of Agencia. “Since launching the initiative earlier this year, we have been putting in place the customer, power, construction, network and technical-service arrangements required to support deployment. Our focus remains on disciplined execution and on building the infrastructure and operational capabilities needed to develop AI computing and cloud-based services as a significant part of Agencia’s future business.”

Management believes that the Company’s planned infrastructure deployment, if successfully implemented, may provide an opportunity to participate in demand for AI computing capacity and related services in Southeast Asia. However, the Company’s AI computing infrastructure strategy remains subject to significant business, operational, financing, construction, supply chain, technology, regulatory, customer demand and execution risks.

About Agencia Comercial Spirits Ltd

Agencia Comercial Spirits Ltd is a Nasdaq-listed company with two principal business focuses: (i) its established premium whisky operations; and (ii) the development of AI computing infrastructure and cloud-based computing services. These two lines of business represent the Company’s primary operational pillars, with the Company dedicating substantial resources to the development and scaling of its AI computing infrastructure business. The Company’s whisky operations include procurement and distribution of bottled whisky, procurement and distribution of raw cask whisky, and cask-to-bottle and distribution services, including brand-authorized bottling, packaging and sales, in Taiwan and select international markets.

Since early 2026, the Company has launched and been developing its AI Computing Infrastructure Initiative through subsidiaries in Singapore, Indonesia and other jurisdictions. This initiative represents a principal business focus, backed by substantive contractual arrangements for commercial AI computing cloud services and the development of supporting data center, power, network and technical infrastructure. The Company’s historical operating revenue has been derived from its whisky operations, and the AI computing business remains in development and deployment and is subject to significant business, financing, construction, technology, regulatory, customer demand and execution risks.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include, without limitation, statements regarding the Company’s strategy of developing AI computing infrastructure and cloud-based computing services as a principal business alongside its existing whisky business; the countersignature, implementation and performance of the Letters of Award; the negotiation and execution of the formal equipment supply and installation contracts; the development, construction, completion, commissioning and operation of the AGCC-JKT01 data center; the expected scope, cost, schedule and phasing of the MEP Phase 1A works; the procurement, delivery, inspection, installation, integration, testing and performance of MEP equipment; the Company’s ability to obtain financing and other required resources; the availability of power supply, data center capacity, network connectivity, equipment, contractors and technical personnel; expected customer demand and utilization; and the potential contribution of the Company’s AI computing initiatives to its future business and financial profile.

Forward-looking statements are generally identified by words such as “may,” “will,” “expect,” “intend,” “plan,” “believe,” “anticipate,” “estimate,” “potential,” “target,” “seek,” “could,” “should,” “continue” and similar expressions, although not all forward-looking statements contain these identifying words. These statements are based on the Company’s current expectations and assumptions and are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such statements.

These risks and uncertainties include, but are not limited to, risks that the Letters of Award may not be countersigned, implemented or performed as currently contemplated; the formal contracts may not be finalized or executed on anticipated terms or at all; notices to proceed, equipment procurement, delivery, installation, testing, commissioning or operational deployment may be delayed, suspended or cancelled; project costs, taxes, duties, logistics expenses, financing costs or other expenditures may exceed current estimates; foreign exchange movements may increase project costs; the Company may encounter design changes, site conditions, supply chain disruption, equipment shortages, incompatibility, performance issues or technological obsolescence; contractors, suppliers, service providers, utility providers or other counterparties may fail to perform their obligations; required guarantees, permits, approvals, licenses, certifications, customs clearances or operational readiness confirmations may not be obtained or maintained; the Company may not obtain sufficient financing or may experience liquidity constraints; power supply, data center capacity, network connectivity or other infrastructure may not become available on the expected schedule or at all; cybersecurity incidents, data protection requirements or other operational risks may adversely affect the project; and regulatory, export control, sanctions, licensing, tax, geopolitical, competitive or market conditions may adversely affect implementation or operation.

The Company may incur significant capital expenditures, operating expenses and other costs before generating corresponding customer revenue. The Letters of Award described in this press release are not customer revenue contracts and do not constitute a guarantee of project completion, deployed computing capacity, customer usage, revenue, revenue guidance, operating income, net income, cash flow, profitability, margin or investment return. Any revenue recognition from the Company’s planned AI computing services will depend on actual service deployment and delivery, executed customer arrangements, customer acceptance and usage, payment performance and the Company’s applicable accounting policies.

Additional risks and uncertainties are described in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Investor and Media Contact

Agencia Comercial Spirits Ltd
No. 23-1, Shenzun Rd., Shengang Dist.
Taichung City 429014, Taiwan (R.O.C.)
Phone: +886-4-2254-0373
Email: Victsai@agcctw.com

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